Exhibit 99
VERAMARK TECHNOLOGIES, INC.
Schedule II – Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2005, 2004, and 2003

Column A	Column B	Column C	Column D	Column E
			Accounts	Balance at
	Balance at	Charged to Costs	Written Off	End of
Year Ended	Beginning of Year	and Expenses	(Recovered)	Year

2005	24,000	2,753	(5,247)	32,000

2004	$65,000	$(35,269)	$5,731	$24,000

2003	$80,000	$(19,151)	$(4,151)	$65,000

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